[redacted]

14049825

SECURI[...]ION

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SEC Mail Processing Section MAR 04 2014 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kiski Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7th Avenue, 5th Floor

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 367-0380

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co.

(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kiski Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.
A Professional Corporation
Certified Public Accountants

KISKI SECURITIES LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2013 AND 2012

AND

FOR THE YEAR ENDED DECEMBER 31, 2013

AND

THE PERIOD FROM

JULY 11, 2012 ("INCEPTION") TO DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

AND

ADDITIONAL REPORT

KISKI SECURITIES LLC

TABLE OF CONTENTS

DECEMBER 31, 2013 AND 2012

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Kiski Securities LLC

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Kiski Securities LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2013 and 2012, and the related statements of operations and changes in member's equity and cash flows for the year ended December 31, 2013 and for the period from July 11, 2012 ("Inception") to December 31, 2012, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kiski Securities LLC as of December 31, 2013 and for the period from Inception to December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2013 and for the period from Inception to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 21, 2014

KISKI SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and Cash Equivalents	$ 26,663	$ 36,515
Prepaid Expenses	7,250	7,250
TOTAL	$ 33,913	$ 43,765
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable:		
Trade	$ 7,648	$ 7,277
Affiliate (Note 9)	4,626	5,556
Total	12,274	12,833
Commitments and Contingencies (Notes 6 and 8)		
Member's Equity	21,639	30,932
TOTAL	$ 33,913	$ 43,765

See Notes to Financial Statements

KISKI SECURITIES LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM JULY 11, 2012 ("INCEPTION") TO DECEMBER 31, 2012

	2013	2012
EXPENSES		
Operating	$ 2,736	$ 27,917
General and Administrative (Note 8)	117,565	86,856
Total	120,301	114,773
NET INCOME (LOSS)	(120,301)	(114,773)
MEMBER'S EQUITY		
July 11, 2012 ("Inception")		
January 1, 2013	30,932	
Contributions	111,008	145,705
End of Year	$ 21,639	$ 30,932

See Notes to Financial Statements

KISKI SECURITIES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM JULY 11, 2012 ("INCEPTION") TO DECEMBER 31, 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (120,301)	$ (114,773)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Change in operating assets and liabilities: decrease (increase)		
Prepaid expenses		(7,250)
Accounts payable	(559)	12,833
Total adjustments	(559)	5,583
Net Cash Used by Operating Activities	(120,860)	(109,190)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contributions	111,008	145,705
Net Cash Provided by Financing	111,008	145,705
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,852)	36,515
July 11, 2012 ("Inception")		
January 1, 2013	36,515	
End of Period	$ 26,663	$ 36,515

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Kiski Securities LLC (the "Company') was incorporated in Delaware, in 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in New York, New York. The Company is a wholly-owned subsidiary of Kiski Alpha Partners, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises raising capital for hedge funds via private placements and assisting a Qualified Institutional buyer and a fund manager in forming a new investment vehicle.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a

personal obligation of the individual members of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2013 and for the period from Inception to December 31, 2012.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31, 2013, the period from July 11, 2012 ("Inception") to December 31, 2012 to December 31, 2013, remains subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2102, the Company had net capital of $14,389 and $23,283, which were $9,389 and $18,283 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1 to 1 and 0.5 to 1, respectively at December 31, 2013 and 2012.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2013 and for the period from Inception to December 31, 2012, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. LEASE COMMITMENTS

The Company leases office space in New York, New York under an agreement classified as an operating lease. The monthly rental fees are paid by the Parent in accordance with the terms set forth in the Office and Administrative Services Agreement (the "Services Agreement") between the Company and the Parent. Rental fees of the Parent approximated $144,000 and $144,000 for 2013 and 2012, respectively. The future minimum rental obligations under this operating lease agreement are noted below:

December 31	Amount
2014	$ 144,000
2015	144,000
2016	144,000
2017	132,000
Total	$ 564,000

7. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. RELATED PARTY TRANSACTIONS

The Parent provides certain office and administrative services to the Company. In return, the Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2013 and for the period from Inception to December 31, 2012, the Company paid allocation fees to the Parent of approximately $14,000 and $8,000, respectively, which are reflected in general and administrative expenses in the accompanying statement of operations and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31,2013 and for the period from Inception to December 31, 2012, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

11. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

KISKI SECURITIES LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Shareholder's Equity Qualified for Net Capital	$ 21,639	$ 30,932
Less Non-allowable Assets	7,250	7,250
Net Capital	$ 14,389	$ 23,682
AGGREGATE INDEBTEDNESS	$ 12,274	$ 12,833
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 9,389	$ 18,682
Excess Net Capital at 1000%	$ 8,389	$ 17,682
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.1 TO 1	0.5 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Kiski Securities LLC.

ADDITIONAL REPORT

McBee & Co.

A Professional Corporation
Certified Public Accountants

KISKI SECURITIES LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF

DECEMBER 31, 2013

AND

FOR THE YEAR THEN ENDED

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Kiski Securities LLC

In planning and performing our audit of the financial statements of Kiski Securities LLC (a Delaware Limited Liability Company) (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

February 21, 2014

MGL
CONSULTING

Insight & Direction

February 27, 2014

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RE: Kiski Securities LLC; Firm ID #159281
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two counter-original Annual Audited Report for the fiscal year ended December 31, 2013 with supporting Facing Page.

Should you have any questions regarding the enclosed report, please feel free to contact the undersigned or Kevin Becker of Kiski Securities LLC.

Sincerely,

Kristy K. Johnson
Senior Associate

KKJ/swr
Enclosure (as stated)

cc: Mr. Kevin Becker (w/enclosures)

1171/885

33300 Egypt Lane Suite E-400, Magnolia, TX 77354 • 281-367-0380 • 281-356-2171 fax • www.mglconsulting.com